

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 5, 2007

Mr. Robert Margolis
Chief Executive Officer
Cherokee Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

      **Re: Cherokee Inc.
              Form 10-K for the Fiscal Year Ended February 3, 2007
              Filed April 17, 2007
              File No. 0-18640**

Dear Mr. Margolis:

      We have reviewed your response letter dated May 24, 2007 and have the following comment. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Fiscal 2007 compared to Fiscal 2006, page 24

1.   We have reviewed your response to our prior comment 1. Please revise future filings to disclose that you often do not have the information necessary to determine the specific reasons for the period-to-period retail sales variances of Cherokee branded products. Please include your proposed future disclosure with your response.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief